Delisting Determination,The Nasdaq Stock Market, LLC,
February 26, 2010, Advanced Environmental Recycling Technologies, Inc. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove from listing the common stock of Advanced Environmental Recycling Technologies, Inc. (the Company), effective at the opening of the trading session on March 8, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on June 26, 2009.
Upon review of the information provided by the Company, the Panel issed a decision dated September 21, 2009, granting the Company continued listing pursuant to an exception through December 23, 2009, by which date the Company was required to regain compliance with Listing Rules 5550(b)(1) and 5550(a)(2). However, the Company did not regain compliance by that date. On December 24, 2009, the Panel notified the Company that trading in the Companys securities would be suspended on December 29, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 8, 2010.